

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2021

Clint Pete
Chief Financial Officer
Charles & Colvard Ltd
170 Southport Drive
Morrisville, NC 27560

> **Re: Charles & Colvard Ltd**
> **Registration Statement on Form S-3**
> **Filed May 26, 2021**
> **File No. 333-256495**

Dear Mr. Pete:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Effie Simpson at (202) 551-3346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Margaret Rosenfeld